

09057749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-53648   3/5

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SEC FILE NUMBER

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossland Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

233 Wilshire Blvd., Suite 850
(No. and Street)

Santa Monica   CA   90401
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff N. Crossland   310-477-5100
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Robert Stephenson An Accounting Corporation

(Name – *if individual, state last, first, middle name*)

515 N. Sepulveda Blvd., Suite A   Manhattan Beach   CA   90266
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

MAR 1 1 2009

THOMSON REUTERS

SEC Mail Processing Section

FEB 2 7 2009

Washington, DC
111

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Jeff Crossland_____ swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Crossland Capital Partners, LLC_____ , as
of ___December 31,_____, 20 _08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

___NA_____

_____

_____

_____
Signature

Member
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

CROSSLAND CAPITAL PARTNERS, LLC

233 WILSHIRE BLVD., SUITE 850

SANTA MONICA, CALIFORNIA 90401

CONTENTS

ROBERT STEPHENSON

An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Members
Crossland Capital Partners, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of
Crossland Capital Partners, LLC (a California limited liability company)
as of December 31, 2008 and the related statements of revenue and
expenses, changes in cash flows, and changes in members' capital for the
year then ended. These financial statements are being filed pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934 and include the
supplemental schedule of the net capital computation required by Rule
15c3-1. These financial statements are the responsibility of the
Company's management. My responsibility is to express an opinion on
these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that
I plan and perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates made
by management, as well as evaluating the overall financial statement
presentation. I believe that my audit provides a reasonable basis for
my opinion.

In my opinion, the financial statements referred to above present fairly,
in all material respects, the financial condition of Crossland Capital
Partners, LLC as of December 31, 2008, and the results of its operations
and its cash flows for the year then ended in conformity with accounting
principles generally accepted in the United States of America. The above-
mentioned supplemental schedule, when considered in relation to the
financial statements, presents fairly, in all material respects the
information included therein in conformity with the rules under the
Securities Exchange Act of 1934.

Manhattan Beach, California
February 25, 2009

Crossland Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 6,294
Total current assets and total assets	$ 6,294
	========

LIABILITIES

ACCOUNTS PAYABLE	$ 40
Total current liabilities	40
MEMBERS' CAPITAL	6,254
Total liabilities	$ 6,294
	========

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF REVENUE AND EXPENSES

For the year ended December 31, 2008

REVENUE

  Fees $ -

OPERATING EXPENSES

Regulatory fees and expenses	$ 135	
Other expenses	712	847
Loss from operations		(847)
INCOME TAXES - STATE		800
NET LOSS		$ (1,647)

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash flows from operating activities	
Cash received from customers	$ -
Cash paid to suppliers and employees	(847)
Income taxes paid	(800)
Net cash (used in) operating activities	$ (1,647)
Cash flows from investing activities	-
Cash flows from financing activities	
Contribution from members	1,761
Net cash provided by financing activities	1,761
Net increase in cash	114
Cash at January 1, 2008	6,180
Cash at December 31, 2008	$ 6,294
	=========
Reconciliation of net income to net cash (used in) operating activities	
Net loss	$ (1,647)
Adjustments to reconcile net income to net cash (used in) operating activities	-
Net cash (used in) operating activities	$ (1,647)
	=========

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

For the year ended December 31, 2008

Balance at January 1, 2008	$ 6,140
Contribution from members	1,761
Net loss for the year	(1,647)
Balance at December 31, 2008	$ 6,254

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Crossland Capital Partners, LLC was formed October 23, 2001 under the laws of the State of California. The Company is a broker dealer registered with the National Association of Securities Dealers.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had complied with both requirements.

3. Income taxes on the results of operations are payable personally by the members. Therefore income taxes are not accrued in the accompanying financial statements.

4. For purposes of the statement of cash flows, the Company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At December 31, 2008 there were no cash equivalents.

5. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Crossland Capital Partners, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c 3-1

December 31, 2008

NET CREDITS

   Members' capital

                                                     $ 6,254

DEBITS

   Nonallowable assets   -

      NET CAPITAL $ 6,254

6-2/3% of aggregate indebtedness amount
  or $5,000, whichever is greater   5,000

    EXCESS NET CAPITAL $ 1,254
                                              ========

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO
               UNAUDITED NET CAPITAL AT December 31, 2008

   Net capital per unaudited Focus Report II A $ 6,253

   Rounding   1

   Net capital per audit report $ 6,254
                                                ========

Crossland Capital Partners, LLC

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

December 31, 2008

The Respondent claims an exemption from Rule 15c 3-3 under Section
(k)(2)(i).

Crossland Capital Partners, LLC

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

December 31, 2008

Schedule is not applicable.   Section (k)(2)(i).

PART II

Crossland Capital Partners, LLC

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

December 31, 2008

ROBERT STEPHENSON

An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Members
Crossland Capital Partners, LLC

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

In planning and performing my audit for the financial statements of Crossland Capital Partners, LLC (the "Company") for the year ended December 31, 2008, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions or Rule 15c3-3 as of December 31, 2008 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Manhattan Beach, California
February 25, 2009

END